UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Condor Hospitality Trust, Inc. (CDOR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

Pablo Vergara del Carril

Zang, Bergel y Viñes Abogados

Florida 537, 18th Floor C1005AAK

Buenos Aires, Argentina

+54(11) 4322-0033

+54 (11) 5166-7000

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

March 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y403	Page 2 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON IN

*	The Reporting Persons beneficially own 3,434,882 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 3,314,453 shares of Common Stock, (ii) 97,269 shares of Common Stock issuable upon conversion of a promissory note, and (iii) 23,610 shares of Common Stock issuable upon exercise of warrants. The percentage of class shown represents the percentage based on 11,540,689 shares of Common Stock outstanding as of March 31, 2017.

CUSIP No. 20676Y403	Page 3 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 4 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 5 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 6 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 7 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 8 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 9 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 10 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 11 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Efanur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 12 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 13 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

.

CUSIP No. 20676Y403	Page 14 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,882

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,882
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%*
14.	TYPE OF REPORTING PERSON PN

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 15 of 25 Pages

Item 1.	Security and Issuer

This Amendment No. 6 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012, and as amended on February 17, 2012, and as amended on June 18, 2014 and as amended on March 23, 2016, and as amended on January 27, 2017 , and as amended on February 28, 2017 jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Consultores Venture Capital Ltd. (“CVC Cayman”), Ifis Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin and Efanur the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”) beneficially owned by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on March 29, 2017. The address of the principal executive offices of Condor is 4800 Montgomery Lane, Suite 220, Bethesda, MD 20814.

Item 2.	Identity and Background

Item 2 is amended to add the following:

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

On March 29, 2017, Condor announced the closing of its underwritten public offering of 4,772,500 shares of its common stock at a public offering. Solely as a result of the increase of the outstanding shares of Common Stock on the closing of the offering, the Reporting Persons are filing this Amendment No. 6 to the Statement to reflect the change in the percentage of the beneficial ownership of the Reporting Persons from 49% to 29.5%. All share numbers herein reflect a 6.5-to-1 reverse stock split of the Common Stock effected by Condor on March 15, 2017.

The Reporting Persons beneficially own 3,434,882 shares of Common Stock consisting of (i) 3,314,453 shares of Common Stock, (ii) 97,269 shares of Common Stock issuable on conversion of a convertible promissory note in $1,011,599 principal amount, at a conversion price of $10.40 per share of Common Stock, and (iii) 23,160 shares of Common Stock issuable on exercise of warrants, at an exercise price of $0.0065 per share of Common Stock. The Reporting Persons beneficially own 487,738 shares of

CUSIP No. 20676Y403	Page 16 of 25 Pages

Series E Stock which are not presently, or within 60 days, convertible into 352,284 shares of Common Stock.

(i)	Elsztain is the Chairman of the Board of Directors of IFISA, Cresud, CAM, CVC Uruguay, Agroinvestment, IRSA, Efanur, Jiwin and Tyrus, except for RES, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner.

(ii)	Elsztain is the beneficial owner of 59% of IFIS by virtue of his indirect holdings in IFIS and powers of attorney granted to him. Elsztain also owns 85% of CAM which owns 100% of CVC Uruguay, which in turn owns 0.0002% of Cresud’s shares and 100% of CVC Cayman. None of these companies directly own Common Stock. Elsztain also directly owns 0.0002% of IRSA’s outstanding stock and 0.02% of Cresud’s shares;

(iii)	CVC Cayman serves as the Investment Manager of IFIS;

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;

(v)	IFISA directly owns 30.79% of Cresud’s shares. IFISA does not directly own Common Stock. Furthermore, according to an agreement between Mr. Eduardo Elsztain, IFIS and Cougar Capital Strategies LLC., pursuant to which IFIS undertook to deliver to Cougar 1,955,870 American Depositary Receipts (hereinafter “Cresud Shares”) of Cresud. As a result of the Settlement Agreement, on October 30, 2017 (i) Cougar shall have the right to sell to Elsztain all but not less than all of the Cresud Shares then-held by Cougar and (ii) Elsztain shall have the right to purchase all but not less than all of the Cresud Shares then-held by Cougar. Moreover, at any time from the date of the settlement agreement until the date of the exercise of the put/call option, Elsztain shall have a right of first offer if Cougar propose to transfer any Cresud Shares to any third party. Additionally, and pursuant the provisions of the Agreement, under certain circumstances Cougar undertakes to vote or cause to be voted the Cresud Shares as instructed by IFIS;

(vi)	Cresud directly and indirectly owns 63.38% of IRSA’s common shares. Cresud does not directly own Common Stock;

CUSIP No. 20676Y403	Page 17 of 25 Pages

(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. IRSA does not directly own Common Stock;

(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;

(ix)	Jiwin serves as general Partner of RES; Jiwin does not directly own Common Stock;

(x)	Efanur is the major limited partner of RES. Efanur owns directly 48,076 shares of Common Stock; and

(xi)	RES owns directly 3,266,377 Shares of Common Stock of Condor. RES owns directly 487,738 shares of Series E Stock, which is not presently, or within 60 days, convertible into 352,284 shares of Common Stock. RES holds directly the Note convertible for up to 97,269 shares of Common Stock, subject to the 49% ownership limitation. Also, RES owns warrants of Condor, with no voting rights, exercisable into 23,160 Common Stock of Condor, subject to a 49.5% ownership limitation.

Given the foregoing, as of March 29, 2017, the Reporting Persons may be deemed to be currently the beneficial owners of 3,434,882 shares of Common Stock, representing approximately 29.5% of the voting stock of Condor.

(b)	Item 5(a) is incorporated herein by reference.

(c)-(e)	Not applicable.

CUSIP No. 20676Y403	Page 18 of 25 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay S.A.

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay	4.	Saul Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Argentina

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Alternate Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 19 of 25 Pages

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 20676Y403	Page 20 of 25 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd Floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 21 of 25 Pages

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 22 of 25 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 23 of 25 Pages

8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y403	Page 24 of 25 Pages

Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

CUSIP No. 20676Y403	Page 25 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 6, 2017

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director of the Board	Title:	Director of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Efanur S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Strategies L.P.		Jiwin S.A.

By:	Jiwin S.A., its general partner	By: Name: Title:	/s/ Eduardo S. Elsztain
By:	/s/ Eduardo S. Elsztain		Eduardo S. Elsztain Chairman of the Board
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

Irsa Inversiones y Representaciones Sociedad Anonima

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board